ALPHA-OTTO TECHNOLOGIES

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REINVENTING THE
INTERNAL COMBUS
TO POWER OUR



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Alpha-Otto Is Building The Future Of Clean, High-Performance Engines. Now, You Can Be Part Of It.

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The REV Force™ Engine Architecture



A SIGNIFICANT ADVANCEMENT IN INTERNAL COMBUSTION ENGINE TECHNOLOGY

Alpha-Otto has developed a revolutionary, patent-protected engine platform that fundamentally redefines what's possible. It is a proprietary, high-power-density, future-proof engine architecture that delivers clean,